MOL Plc.
Finance

19th April, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.



Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683
www.mol.hu



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 April 2005

MOL closed Shell Romania acquisition

MOL Hungarian Oil and Gas Company hereby announces that following the receipt of necessary regulatory approvals, it has closed the Shell Romania acquisition transaction, announced in November 2004. The deal includes a network of 59 retail service stations geographically spread throughout Romania, and Lubricants, Aviation and Commercial business activities.

The re-branding and selective modernization of the acquired filling stations will be completed by the end of September 2005.

Through this transaction the total number of MOL-operated filling stations in Romania exceeds 130 stations and MOL's retail market share will reach approximately 10%. In line with MOL's strategy to reach a national market share of 15%, the company is continuing its green-field filling station development program in Romania.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

1 April, 2005

Redemption of MOL 2005/A notes at maturity

MOL Rt. hereby informs the holders of MOL 2005/A notes that the payment of principal and interest due will take place on 12th of April 2005. The interest payable is equal to 7,75 % per annum, i.e. HUF 775 on the face value of HUF 10.000. In line with the prevailing tax regulations the payment occurs based on the ownership register of the Depositary (KELER Rt.) as of 7th of April 2005 in the way and place defined under Clause 14 of Section III in the Offering Circular ("Terms and Conditions") of MOL's 100 billion forint MTN Programme concluded on 20th of February 2002.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.



INVESTOR NEWS

1 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 31 March 2005, based on the announcement made on 17 March 2005, MOL bought 40,270 treasury shares at an average price of 15,131 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,863,357 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

 MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

6 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby announces that, through the exercise of its pre-emption rights, today it purchased 54,000 "A" series MOL shares on the Budapest Stock Exchange from the Slovintegra-Slovbena shareholder group at a price of HUF 15,500 per share, with the assistance of ING Bank (Hungary) Rt., as investment service provider. Following this transaction MOL owns 5,917,357 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

11 April 2005

The Board of Directors of MOL Hungarian Oil and Gas Company

(1117 Budapest, Október huszonharmadika u. 18.)

informs its shareholders on the proposal of the Board of Directors and the Supervisory Board to approve the balance-sheet and profit and loss account of MOL and the MOL Group at the Annual General Meeting to be held in the premises of Danubius Thermal & Conference Hotel Helia (Budapest XIII. Kárpát u. 62-64.) on 27th April, 2005 (Wednesday) 10.00 a.m.:

Key data of the audited non-consolidated balance-sheet of MOL as of 31 December 2004 in accordance with the Hungarian Accounting Act (HAA) (in million HUF)

Assets		Liabilities	
Fixed assets	888.863	Shareholders' equity	872,744
Current assets	522.553	Provisions	74,572
Accrued and deferred assets	17.080	Liabilities	464,966
		Accrued and deferred liabilities	16,214
Total	1.428.496	Total	1,428,496

Key data of the audited consolidated balance-sheet of the MOL Group as of 31 December 2004 in accordance with the Hungarian Accounting Act (HAA) (in million HUF)

Assets		Liabilities	
Fixed assets	1.037.151	Shareholders' equity	842,640
Current assets	599.652	Provisions	102,551
Accrued and deferred assets	11.305	Liabilities	683,988
		Accrued and deferred liabilities	18,929
Total	1.648.108	Total	1,648,108

Key data of the audited consolidated balance-sheet of the MOL Group as of 31 December 2004 in accordance with the International Financial Reporting Standards (IFRS) (in million HUF)

Assets		Liabilities	
Fixed assets	1.101.385	Shareholders' equity	734,817
Current assets	533.495	Minority interests	68,020
		Provisions	99,685
		Liabilities	732,358
Total	1.634.880	Total	1.634.880

Main items of the audited income statement of MOL Plc and MOL Group for the year ended 31 December 2004 according to Hungarian Accounting Act (HAA) and International Financial Reporting Standards (IFRS) (in HUF mn)

	MOL Plc (HAA)	MOL Group (HAA)	MOL Group (IFRS)
Net sales	1.171.805	2.511.680	1,971,956
Operating profit	93.503	232.243	249,591
Profit before taxation	143.470	256.456	262.731
Net income	137.082	217.966	209.325

The items of the balance-sheet and the profit and loss account prepared according to the IFRS are only for information, and do not constitute subject matter of approval by the General Meeting.

The Board of Directors proposes for the General Meeting to declare a gross dividend of HUF 16.998 billion for the business year of 2004.

The indicated financial statements do not contain the effects of the proposed payment of dividend.

Board of Directors of MOL Hungarian Oil and Gas Company



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

11 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 8 April 2005, based on the announcement made on 17 March 2005, MOL bought 44,290 number treasury shares at an average price of 16,513 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 5,961,647 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



INVESTOR NEWS

11 April, 2005

MOL and INA submitted binding bid for the acquisition of Energopetrol

MOL Hungarian Oil and Gas Company hereby informs capital market participants that on 11 April 2005 it submitted a binding offer together with INA for the acquisition of controlling stake in Bosnian Energopetrol. Energopetrol has 15% market share and operates 65 filling stations in Bosnia-Herzegovina. In 2003, the Company sold 124 thousand tons of oil products, reaching an annual turnover of EUR 84 million. Expansion on the South-Eastern-European markets is a strategic objective for both INA and its 25% owner, MOL. The potential acquisition of Energopetrol fits well into this strategy. Rights and liabilities are shared on a 50-50% basis within the Consortium formed by MOL and INA.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

12 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 11 April 2005, based on the announcement made on 17 March 2005, MOL bought 70,617 number treasury shares at an average price of 16,212 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,032,264 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 13 April 2005, based on the announcement made on 17 March 2005, MOL bought 34,536 number treasury shares at an average price of 16,242 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,066,800 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

14 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 14 April 2005, based on the announcement made on 17 March 2005, MOL bought 51,229 treasury shares at an average price of 16,031 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,118,029 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924


MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

15 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 15 April 2005, based on the announcement made on 17 March 2005, MOL bought 77,322 number treasury shares at an average price of 15,775 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,195,351 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



INVESTOR NEWS

18 April, 2005

Purchase of treasury shares

MOL Hungarian Oil and Gas Company hereby informs capital market participants, that on 18 April 2005, based on the announcement made on 17 March 2005, MOL bought 64,941 treasury shares at an average price of 15,687 HUF/share on the Budapest Stock Exchange through ING Bank Rt as investment service provider. Following this transaction MOL owns 6,260,292 "A" series and 369 "C" series ordinary shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Szabolcs Ferencz	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924